UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on December 27, 2017: Euroseas Ltd. Announces Delivery of Acquired Container Vessel and Sale of Feeder Container Vessel.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas, commented:”, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-208305) filed with the U.S. Securities and Exchange Commission on December 2, 2015, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: December 28, 2017	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Announces Delivery of Acquired Container Vessel and Sale of Feeder Container Vessel

Maroussi, Athens, Greece – December 27, 2017 – Euroseas Ltd. (NASDAQ: ESEA) (the “Company”), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today that it took delivery of M/V Akinada Bridge, a 5,600 teu post-panamax size container vessel built in 2001 in South Korea, which the Company had previously agreed to acquire. Following its delivery, the vessel will commence during the first week of January, a 50-120 day charter at a gross daily rate of $11,250. The sale of this vessel concludes the disposition of the vessels of Euromar LLC, a wholly-owned subsidiary of the Company that previously was partially owned by the Company.

Furthermore, the Company announced that it sold one of its 90’s-built container feeder vessels, M/V Aggeliki P, a 2,008 teu vessel built in 1998, for a gross price of about $4.6 million. The vessel which has already been delivered to its new owners was due for her special survey.

Aristides Pittas, Chairman and CEO of Euroseas, commented: “We are very pleased to complete the present phase of our fleet growth and renewal program which, we believe, has positioned Euroseas to take advantage of the recovering shipping markets. For both drybulk and containership sectors, the orderbook-to-fleet ratio is near its lowest levels of the last two decades indicating minimal supply pressure over the next couple of years. Maintenance of the present market levels should return Euroseas to profitability while any strengthening of the charter rates should provide significant upside to our shareholders and, we hope, also reduce the significant discount to net asset value our stock trades at. We continue to pursue accretive growth opportunities and, as we have stated, consider mergers with other fleets either on a combined fleet basis or separately for the drybulk or container vessels of our fleet.”

About Euroseas Ltd.:

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 17 vessels in the water, including one Kamsarmax drybulk carrier, three Panamax drybulk carriers, one Ultramax drybulk carrier, one Handymax drybulk carrier, ten Feeder containerships and one post-panamax containership; in addition to the fleet in the water, the Company has a Kamsarmax newbuilding contract. With the addition of the Kamsarmax newbuilding, Euroseas will have seven drybulk carriers with a total cargo capacity of 499,753 dwt, and after the acquisition and sale described above, the Company has eleven containerships with a total cargo capacity of 25,473 teu.

Forward Looking Statement: This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel, (212) 661-7566 E-mail: euroseas@capitallink.com